August 8, 2007


Mail Stop 3561

Ms. Donna M. Costello
Vice President and Controller
Sequa Corporation
200 Park Avenue
New York, New York  10166

> **Re:     Sequa Corporation**
> **File No. 1-804**
> **Form 10-K:  For the Year Ended December 31, 2006**


Dear Ms. Costello:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.


Sincerely,


Michael Fay
Branch Chief